EXHIBIT 99.1

Lifeway Foods, Inc. For Immediate Release

Lifeway Foods Reports 4th Quarter and Twelve Months Ended December 31 2008 Results

-	Q4 Sales Up 4%; 2008 Sales Up 15%

-	Total Q4 Loss per Share $.04 in 2008 on Write Down of Impaired Assets vs. $.01 EPS in 2007

-	Total 2008 EPS $.11 vs. $.19 in 2007

Morton Grove, IL—March 31, 2009—Lifeway Foods, Inc., (Nasdaq: LWAY), makers of a nutritious, probiotic dairy beverage called kefir, announced today for the fourth quarter ended December 31, 2008, total consolidated sales increased 4% to $10,575,543 from $10,174,172 during the same period a year ago.    The company’s flagship brand Lifeway, grew 8% in the fourth quarter 2008 when compared to the same quarter in 2007.  The company also discontinued several non essential product lines in the second half of 2008 in an effort to maximize the return on its SKU mix.

For the twelve months ended December 31, 2008, total consolidated sales increased 15% to $44,461,455 from $38,729,156 during the same twelve month period a year ago. This increase is primarily attributable to increased sales and awareness of Lifeway’s flagship product, Kefir and Probugs, Lifeway’s organic kids oriented Kefir.  The Lifeway ProBugs line grew 124% year over year.

Fourth quarter 2008 gross profit decreased 10% to $1,857,208 from $2,297,374 during the same period a year ago. This decrease is primarily attributable to the increase in labor costs as well as the costs of packaging supplies and transportation expenses.  During the fourth quarter 2008, oil related production supplies and fuel surcharges on product deliveries remained at higher levels when compared to the same period 2007, but have subsequently begun to decrease as the price of oil has decreased since the record highs in experienced in August and September 2008.  Historically, there is a several month lag when material suppliers institute price decreases based on the declining costs of the underlying materials.

Additionally, as part of Lifeway’s growth strategy, the company increased its product sampling and demonstration activities, couponing, and other promotional initiatives in the fourth quarter 2008, when compared to the same period in 2007, which has an impact on cost of goods sold.  During the fourth quarter 2008, the company also created a reserve account for these types of promotional expenses off invoice in the amount $75,000 that did not exist in the fourth quarter 2007.

Even though the cost of conventional milk was lower in the fourth quarter 2008 compared to the same period a year ago, the cost of organic milk and other organic raw material ingredients increased approximately 10% during this same period.  In the fourth quarter 2008, amount of organic products sold comprised approximately 30% of Lifeway’s total sales.  These products include Lifeway’s Organic Kefir, Lifeway’s Organic ProBugs kids Kefir, and Lifeway’s Helios Organic Kefir lines.

Operating expenses as a percentage of sales was approximately 19% during the fourth quarter 2008, compared to about 20% during the same period in 2007.  This decrease is primarily attributable to an increase in sales, and a decrease in selling related expenses and operating synergies gained by the consolidation of the 2006 Helios Nutrition acquisition into our overall operations, as well as our continuing efforts to maximize efficiency through capital investments.  Even though there were substantial professional fees and expenses related to the February 6, 2009 acquisition of Freshmade Dairy, we were able to lower the overall operating expenses as a percentage of sales during the fourth quarter 2008, when compared to the same period a year ago.

During 2008, the company realized losses in the amount of $733,647 and recognized an impairment to marketable securities in the amount of $958,879.  During 2007, the company realized gains in the amount of $539,739.  The Company will be able to deduct the realized loss on marketable securities on the tax return this year due to capital gains realized on marketable securities in the past three years in excess of the loss this year.

Net cash provided by operating activities was $4,733,660 the twelve months ended December 31, 2008, which is an increase of $2,386,523 compared to $2,347,137 of net cash provided by operating activities the same period in 2007.

Julie Smolyansky, CEO commented, “The last quarter of 2008 and December 2008 specifically proved to be a historically challenging environment.  Retailers and consumers slowed purchasing and reduced inventory levels. We feel this was a temporary slow down as was evident in the quick bounce back we have seen in sales for the 1st quarter of 2009, which were about 15% higher than the previous quarter.  In general consumers continue to seek out healthy, natural and probiotic foods that Lifeway offers.  As leaders and pioneers of the natural food and probiotic industry we continue to aggressively innovate and formulate products ahead of mass market trends and grow the Lifeway family of brands. Our grass root and marketing efforts continue to pay off as we see more awareness of kefir products specifically and probiotics in general.”

Edward Smolyansky, CFO commented, “In the second half of 2008, we began to see a slowdown in sales which led us to shift our strategy for growth.  We significantly increased our in store promotional activities, and product sampling to our customers, and while that had an impact on our gross profit in the fourth quarter 2008, it was an investment into our brand and product line which we are confident will benefit us in the future.”  Smolyansky added, “The average cost of conventional milk on the whole was similar in 2008 compared to 2007, but we have seen those prices significantly drop off beginning in February 2009.  This along with the robust cash flows we experiencing from the recent Freshmade acquisition should give us the necessary leverage we need to continue to invest in our brand and continue to drive revenues in 2009.”

About Lifeway Foods
Lifeway, recently named Fortune Small Business' 97th Fastest Growing Small Business, and one of only 4 companies to ever be named to the list four straight years in a row, is America's leading supplier of the cultured dairy product known as kefir, and now America’s only supplier of Organic Kefir. Lifeway Kefir is a dairy beverage that contains Lifeway's exclusive 10 Live and Active probiotic cultures. While most regular yogurt only contains two or three of these "friendly" cultures, Lifeway kefir products offer more nutritional benefits. Lifeway offers 12 different flavors of its Kefir beverage, Organic Kefir and SoyTreat (a soy based kefir). Lifeway recently introduced a series of innovative new products such as pomegranate kefir, Greek-style kefir, a children’s line of organic kefir products called ProBugs (TM) in a no-spill pouch in kid-friendly flavors like Orange Creamy Crawler and Sublime Slime Lime, and a line of organic whole milk kefir. Lifeway also produces a line of products marketed in US Hispanic communities, called La Fruta, Drinkable Yogurt (yogurt drinks distinct from kefir). In addition to its line of Kefir products, the company produces a variety of cheese products and recently introduced a line of organic pudding called It's Pudding!.

Live conference calls will now be on an annual basis to discuss fiscal full year results.  For more information, contact Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net and visit http://www.lifeway.net ..

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007

Sales	$44,461,455	$38,729,156

Cost of goods sold	30,926,114	25,582,981
Depreciation expense	777,715	726,647

Total cost of goods sold	31,703,829	26,309,628

Gross profit	12,757,626	12,419,528

Selling Expenses	4,098,176	3,744,388
General and Administrative	4,149,010	3,914,825
Amortization expense	319,446	323,266

Total Operating Expenses	8,566,632	7,982,479

Income from operations	4,190,994	4,437,049

Other income (expense):
Interest and dividend income	343,329	350,286
Rental Income	48,886	48,305
Interest expense	(298,619)	(410,180)
Impairment of marketable securities	(958,879)	—
Gain (loss) on sale of marketable
securities, net	(733,647)	539,739
Total other income (Expense)	(1,598,930)	528,150

Income before provision for
income taxes	2,592,064	4,965,199

Provision for income taxes	679,789	1,812,539

Net income	$1,912,275	$3,152,660

Basic and diluted earnings per
common share	0.11	0.19

Weighted average number of
shares outstanding	16,765,080	16,855,611

	Years Ended
	December 31,	December 31,
	2008	2007

Cash flows from operating activities:
Net income	$1,912,275	$3,152,660
Adjustments to reconcile net income to net
cash flows from operating activities, net of acquisition:
Depreciation and amortization	1,092,995	1,049,913
(Gain)Loss on sale of marketable securities, net	733,647	(539,739)
Impairment of marketable securities	958,879	---
Deferred income taxes	(509,386)	(223,717)
Treasury stock issued for compensation	96,968	48,509
Increase (decrease) in allowance for doubtful accounts	70,551	(40,540)
(Increase) decrease in operating assets:
Accounts receivable	(626,754)	(226,405)
Other receivables	2,797	27,939
Inventories	409,012	(984,358)
Refundable income taxes	(115,536)	26,891
Prepaid expenses and other current assets	(1,973)	(9,270)
Increase (decrease) in operating liabilities:
Accounts payable	665,942	131,316
Accrued expenses	44,243	(66,062)
Net cash provided by operating activities	4,733,660	2,347,137

Cash flows from investing activities:
Investment in cost method securities	—	(500,000)
Purchases of marketable securities	(5,782,452)	(5,744,697)
Sale of marketable securities	5,323,423	7,168,246
Purchases of property and equipment	(2,157,315)	(1,824,879)
Net cash used in investing activities	(2,616,344)	(901,330)

Cash flows from financing activities:
Proceeds of note payable	—	300,000
Purchases of treasury stock, net	(1,239,488)	(752,603)
Repayment of notes payable	(1,196,465)	(1,945,131)
Net cash used in financing activities	(2,435,953)	(2,397,734)

Net decrease in cash and cash equivalents	(318,637)	(951,927)

Cash and cash equivalents at the beginning of the period	595,885	1,547,812

Cash and cash equivalents at the end of the period	$277,248	$595,885